Exhibit 21

Subsidiaries of the Registrant

OPNET	Analysis, Inc. (formerly MIL 3 Analysis, Inc.), a corporation organized under the laws of the State of Delaware.
OPNET	Technologies Societe par Actions Simplifiee, a corporation organized under the laws of France.
OPNET	Technologies Limited, a corporation organized under the laws of England and Wales.
OPNET	Technologies b.v.b.a, (formerly WDM NetDesign, b.v.b.a), a corporation organized under the laws of Belgium.
OPNET	Technologies, GmbH, a corporation organized under the laws of Germany.
OPNET	Technologies Asia Pte. Ltd., a corporation organized under the laws of Singapore.